NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 26, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 12, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. TRUCs Series 2001-4 Trust, which is the issuer of $25,000,000 7.00% Trust Certificates (TRUCs) Series 2001-4, announced on February 9, 2007, that it will liquidate its assets and terminate because the guarantor of the underlying securities held by the trust (BellSouth Corporation) has ceased reporting under the Securities Act of 1934. BellSouth Corporation, following its merger with a wholly-owned subsidiary of AT&T Inc., has terminated its reporting obligations under the Exchange Act, and it is the stated intention of BellSouth Corporation not to provide any further financial reporting information. As a result, the Trust cannot meet its disclosure obligations under the Exchange Act and must terminate. A liquidation distribution is expected to be made on the 7.00% Trust Certificates (TRUCs) Series 2001-4 on the date of settlement following liquidation of the Trust. The underlying securities for the above-referenced TRUST have been liquidated February 12, 2007 and will settle on February 15, 2007. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 12, 2007.